UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number:  001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached hereto as Exhibit 99.1 is a copy of the press release of Hunter Maritime Acquisition Corp. (the "Company"), dated January 30, 2019, announcing the Company's receipt of a Nasdaq delisting notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)

Dated: January 30, 2019	By:	/s/ Ludovic Saverys
Name: Ludovic Saverys
Title: Chief Financial Officer

Exhibit 99.1
HUNTER MARITIME ACQUISITION CORP.

Announces Receipt of Notice of Nasdaq Delisting

January 30, 2019 – Hunter Maritime Acquisition Corp. (the “Company”) (Nasdaq: HUNT, HUNTU, HUNTW) today announced that on January 24, 2019 it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company had failed to regain compliance with Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”) within the extension period granted by Nasdaq and, accordingly, the Nasdaq staff had initiated procedures to delist the Company’s Class A common shares, units and warrants from Nasdaq.  The Company intends to request a hearing to appeal the Nasdaq staff’s delisting determination.
As previously disclosed, the Company received a written notice from Nasdaq on July 23, 2018 indicating that the Company was not in compliance with the Minimum Public Holders Rule, which requires the Company to have at least 300 public holders for continued listing on the Nasdaq Capital Market. Subsequently, the Nasdaq staff had accepted the Company’s plan to regain compliance with the rule and provided the Company until January 22, 2019 to regain compliance. On January 24, 2019, the Company received a letter from Nasdaq stating that the Company had failed to demonstrate compliance with the Minimum Public Holders Rule within the required time period and that, accordingly, the Nasdaq staff had initiated procedures to delist the Company’s Class A common shares, units and warrants from Nasdaq. In addition, Nasdaq advised the Company that its failure to comply with Listing Rule 5620(a), which requires the Company to hold an annual meeting of shareholders within one year of the end of each fiscal year, serves as an additional basis for delisting.
We expect that the request for a hearing to appeal the Nasdaq staff’s delisting determination will stay the suspension of the Company’s securities and the delisting procedures, and that the Company’s securities will continue to trade on the Nasdaq Capital Market while the appeal is pending. There can be no assurance that the Company will be successful in its appeal of the delisting determination.
About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, assets or one or more operating businesses.
Forward-Looking Statements
This press release contains "forward looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements.  These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control.  Actual results may differ, possibly materially, from those anticipated in these forward-looking statements due to a variety of factors, including, among others, the Company's ability to continue to have its securities traded on the Nasdaq, the Company’s ability to appeal the Nasdaq staff’s delisting determination, the Company’s ability to regain compliance with Nasdaq’s listing standards, and other risks and uncertainties set forth in the Company's filings with the U.S. Securities and Exchange Commission which are available at the SEC's website at http://www.sec.gov. The Company undertakes no obligation to update these statements as a result of new information, future events or developments after the date of this press release, except as required by law.
Contact Information
Hunter Maritime Acquisition Corp.
Ludovic Saverys
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be